September 14, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal Roundhill ETF Trust Post-Effective Amendment Nos. 140 and 194 (Registration Statement File Nos. 333-273052, 811-23887)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Roundhill U.S.A. Government Portfolio ETF (formerly, Roundhill U.S. Sovereign Wealth Fund ETF) (the “Fund”), Roundhill ETF Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 140, originally filed with the Securities and Exchange Commission on February 18, 2025 (Accession No. 0001398344-25-003027) and Post-Effective Amendment No. 194, originally filed with the Securities and Exchange Commission on October 30, 2025 (Accession No. 0001398344-25-020056).

The automatic effectiveness of the Fund has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on September 4, 2026 (Accession No. 0001398344-26-016661) (each, a “BXT Filing”), and is scheduled to become effective on October 4, 2026. The Trust also respectfully requests the withdrawal of each BXT Filing.

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendments to the Trust’s Registration Statement.

Sincerely,

Roundhill ETF Trust

By:	/s/ Sean Poyntz
Sean Poyntz
Secretary